[GRAPHIC OMITTED] AHOLD
                                                                     May 2, 2007

                                                                   Press Release

      AHOLD REACHES AGREEMENT ON THE SALE OF U.S. FOODSERVICE TO CD&R AND
                             KKR FOR USD 7.1 BILLION

Amsterdam, The Netherlands, May 2, 2007 - Ahold today announced that it has reached a definitive agreement on the sale of U.S. Foodservice to a consortium of Clayton, Dubilier & Rice Fund VII, L.P. ("CD&R") and Kohlberg Kravis
Roberts & Co L.P.("KKR") for a purchase price of USD 7.1 billion. Closing of the transaction is expected in the second half of 2007 subject to the fulfilment of customary conditions, including anti-trust clearance and approval by Ahold's shareholders.

Both the Supervisory Board and Corporate Executive Board of Ahold are recommending that shareholders approve the sale. Shareholder approval will be sought at an Extraordinary General Meeting to be held on June 19, 2007. More detailed information on the transaction will be made available to shareholders ahead of this meeting.

Anders Moberg, Ahold President & CEO, commented: "I am extremely pleased to be able to announce that we have reached this important milestone for U.S. Foodservice, for Ahold and for our shareholders. We have focused on restructuring U.S. Foodservice, strenghthening its capabilities and restoring profitability. The agreement we have been able to reach with CD&R and KKR is the result of the hard work and dedication of everyone at U.S. Foodservice."

U.S. Foodservice is the second largest foodservice distributor in the United States with 2006 net sales of USD 19.2 billion. It is a full-service foodservice distributor, which distributes food and related products across the United States to over 250,000 foodservice customers, including restaurants, hospitals, hotels, schools, the government and other establishments where food is prepared away from home.

AHOLD PRESS OFFICE: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected sale of U.S. Foodservice and the expected terms and timing of the sale. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the ability of Ahold or the purchaser to satisfy, or delays in satisfying, closing conditions to the sale, actions of government agencies or third parties, and other factors, some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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